EXHIBIT 99.2

Commission File Number 001-31914

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Twelfth Meeting of the Seventh Session of the

Board of Supervisors of China Life Insurance Company Limited

The twelfth meeting (the “Meeting”) of the seventh session of the Board of Supervisors of China Life Insurance Company Limited (the “Company”) (the “Board of Supervisors”) was held on March 29, 2023 in Beijing. The supervisors were notified of the Meeting by way of a written notice dated March 17, 2022. All of the Company’s five supervisors attended the Meeting. The following supervisors attended the meeting in person: Cao Weiqing, the chairman of the Board of Supervisors, and Niu Kailong, Wang Xiaoqing, Lai Jun and Hu Zhijun, supervisors of the Company. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association (the “AOA”) of the Company and Procedural Rules for the Board of Supervisors of the Company.

The Meeting was presided over by Mr. Cao Weiqing, the chairman of the Board of Supervisors. The supervisors who were present passed the following resolutions unanimously after sufficient review and discussion:

1.	Proposal on the Annual Financial Reports for the year ended December 31, 2022

After review and discussion, the Board of Supervisors approved the proposal, which includes the 2022 Annual Financial Report prepared in accordance with PRC GAAP, the 2022 Annual Financial Report prepared in accordance with IFRS, the 2022 Report on Participating Insurance Products, the 2022 Report on Funds Occupied by Controlling Shareholders and Other Related Parties, and the 2022 Report on Changes in Accounting Estimates.

Voting result: 5 for, 0 against, with no abstention

2.	Proposal on the H Share Annual Report and A Share Annual Report for the year ended December 31, 2022

The Board of Supervisors considered that:

Commission File Number 001-31914

a.

The preparation and review procedures of the A Share Report and the H Share Report of the Company for the year of 2022 are in conformity with provisions under relevant laws, regulations, the AOA and internal management regulations of the Company.

b.

The content and form of the A Share Report and the H Share Report of the Company for the year of 2022 are in conformity with provisions under relevant laws, regulations and the listing rules of the jurisdictions where the Company is listed. The information contained therein truthfully reflects, in every material respect, the operational and financial conditions of the Company in 2021.

c.

Before the Board of Supervisors made the aforesaid comments, the Board of Supervisors did not find any violation of the confidentiality obligations by the staff involved in the preparation and review of the A Share Report and the H Share Report of the Company for the year of 2022.

Voting result: 5 for, 0 against, with no abstention

3.	Proposal on the Profit Distribution Plan for the Year of 2022

Voting result: 5 for, 0 against, with no abstention

4.	Proposal on Relevant Arrangements for the New Accounting Standard of the Company

Voting result: 5 for, 0 against, with no abstention

5.	Proposal on the Compensation for the Senior Management

Voting result: 5 for, 0 against, with no abstention

6.	Proposal on 2022 Compensation Standards for the Senior Management

Voting result: 5 for, 0 against, with no abstention

7.	Proposal on the 2022 Report of the Board of Supervisors

The Board of Supervisors agreed to submit this report to the 2022 Annual Shareholders’ Meeting for approval.

Voting result: 5 for, 0 against, with no abstention

8.	Proposal on the Business Plan of the Company for the Years of 2023-2025

Voting result: 5 for, 0 against, with no abstention

9.	Proposal on the Assessment Report of the Company on the Outline of the Fourteenth Five-Year Development Plan of the Company for the Year of 2022

Voting result: 5 for, 0 against, with no abstention

10.	Proposal on the Overall Risk Management Report for the year of 2022

Commission File Number 001-31914

Voting result: 5 for, 0 against, with no abstention

11.	Proposal on the 2022 Assessment Report on Internal Control (A Shares) of the Company

Voting result: 5 for, 0 against, with no abstention

12.	Proposal on the Report on 2022 Anti-Money Laundering Work Summary and Work Plan for 2023

Voting result: 5 for, 0 against, with no abstention

13.	Proposal on the 2022 Compliance Report of the Company

Voting result: 5 for, 0 against, with no abstention

14.	Proposal on the 2022 Overview Report of Related Party Transactions of the Company

Voting result: 5 for, 0 against, with no abstention

15.	Proposal on the Internal Audit Work of the Company for the Year of 2022

Voting result: 5 for, 0 against, with no abstention

16.	Proposal on the 2022 Audit Report on Anti-Money Laundering

Voting result: 5 for, 0 against, with no abstention

17.	Proposal on the Company’s 2022 Report on Protection of Consumers Rights

Voting result: 5 for, 0 against, with no abstention

Please see notice and materials for the 2022 Annual Shareholders’ Meeting, which will be published separately, for detailed information on the proposals that will be submitted to the 2022 Annual Shareholders’ Meeting for approval and review.

Board of Supervisors of China Life Insurance Company Limited

March 29, 2023